Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine months ended
	September 30,
	2011	2010
Earnings:
Income before equity in losses of unconsolidated joint ventures, discontinued operations and noncontrolling interests (1)	$36,674	$23,445
Add:
Distributed income of unconsolidated joint ventures	315	568
Amortization of capitalized interest	254	336
Interest expense	32,996	30,808
Portion of rent expense - interest factor	1,418	1,318
Total earnings	71,657	56,475

Fixed charges:
Interest expense	32,996	30,808
Capitalized interest and capitalized amortization of debt issue costs	317	1,139
Portion of rent expense - interest factor	1,418	1,318
Total fixed charges	$34,731	$33,265

Ratio of earnings to fixed charges	2.1	1.7

Earnings:
Income before equity in losses of unconsolidated joint ventures, discontinued operations and noncontrolling interests(1)	$36,674	$23,445
Add:
Distributed income of unconsolidated joint ventures	315	568
Amortization of capitalized interest	254	336
Interest expense	32,996	30,808
Portion of rent expense - interest factor	1,418	1,318
Total Earnings	71,657	56,475

Fixed charges and preferred share dividends:
Interest expense	32,996	30,808
Capitalized interest and capitalized amortization of debt issue costs	317	1,139
Portion of rent expense - interest factor	1,418	1,318
Preferred share dividends	—	4,219

Total combined fixed charges and preferred share dividends	$34,731	$37,484

Ratio of earnings to combined fixed charges and preferred share dividends	2.1	1.5

(1) Income from continuing operations before losses from equity investees and noncontrolling interests for the nine months ended September 30, 2010 includes a $6.1 million loss on the termination of derivatives.